Filed pursuant to Rule 424(b)(5)
Registration Number 333-83781

Prospectus Supplement
(To Prospectus dated August 6, 1999 )

2,000,000 Shares

Common Stock

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Summit Properties Inc. is offering and selling 2,000,000 shares of common stock, par value $.01 per share, to certain investment advisory clients of RREEF America L.L.C., a Delaware limited liability company, at a price of $23.61 per share. We will receive the net proceeds from the sale of the shares after deducting estimated expenses of the offering.

Our common stock is listed on the New York Stock Exchange under the symbol "SMT." The last reported sale price of our common stock on the New York Stock Exchange on December 22, 2003 was $24.10 per share.

The shares of common stock will be ready for delivery on or about December 29, 2003.
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Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 of the accompanying prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 22, 2003.

TABLE OF CONTENTS

Prospectus Supplement

Forward-Looking Statements	S-4
Our Company	S-6
Use of Proceeds	S-7
Additional Provisions of Maryland Law	S-8
Additional United States Federal Income Tax Consequences	S-10
Plan of Distribution	S-22
Legal Matters	S-22

Prospectus

Risk Factors	2
About This Prospectus and Where You Can Find More Information	9
Summit Properties Inc. and Summit Properties Partnership, L.P.	11
Use of Proceeds.	11
Ratios of Earnings to Fixed Charges	12
Description of Debt Securities	13
Description of Preferred Stock	26
Description of Common Stock	32
Limits on Ownership of Capital Stock	34
Shareholder Rights Plan	36
Important Provisions of Maryland Law	37
Federal Income Tax Considerations and Consequences of Your Investment	39
Plan of Distribution	52
Legal Matters	54
Experts	54
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When we refer to "we," "us" or "our company" or similar expressions in this prospectus supplement, we mean Summit Properties Inc. and its subsidiaries or, as the context may require, Summit Properties Inc. only.

This prospectus supplement is a supplement to the accompanying prospectus. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and supersede the information in the prospectus. It is important for you to read and carefully consider all information contained in this prospectus supplement and the accompanying prospectus. You should also read and carefully consider the information in the documents we have referred you to in the section of the prospectus entitled "About this Prospectus and Where You Can Find More Information."

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell the shares in any jurisdiction

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where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the respective dates of this prospectus supplement, the accompanying prospectus or the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

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FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus, including the information incorporated by reference in this prospectus supplement and the accompanying prospectus, contain statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate" and other similar expressions which predict or indicate future events and trends and which do not relate to historical matters. These statements include, among other things, statements regarding our intent, belief or expectations with respect to:
  the future operating performance of our communities;
  national economic conditions and economic conditions in our markets;
  the proposed development, acquisition or disposition of communities, including our strategy to exit our Texas markets and increase our presence in Washington, D.C. and Southeast Florida;
  anticipated construction commencement, completion, lease-up and stabilization dates;
  estimated development costs;
  our declaration or payment of dividends and distributions;
  our policies regarding investments, indebtedness, acquisitions, dispositions, financings, conflicts of interest and other matters;
  our qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended;
  the availability of debt and equity financing;
  the possible uses of the net proceeds of the offering; and
  trends affecting our financial condition or results of operations.
You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:
  economic conditions generally and the real estate market specifically, including changes in occupancy rates, market rents and rental rate concessions, the continuing deceleration of economic conditions in our markets, and the failure of national and local economic conditions to rebound in a timely manner;
  changes in job growth, household formation and population growth in our markets;

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  uncertainties associated with our development activities, including the failure to obtain zoning and other approvals, actual costs exceeding our budgets, construction material defects and increases in construction costs;
  the failure of investments to yield expected results;
  the failure to sell communities on favorable terms, in a timely manner or at all, including those communities in our Texas markets;
  the failure to locate favorable investment opportunities in our markets, particularly Washington, D.C. and Southeast Florida;
  construction delays due to the unavailability of materials, weather conditions or other delays;
  potential environmental liabilities and related property damages, costs of investigation and remediation, and liability to third parties;
  competition, which could limit our ability to secure attractive investment opportunities, lease apartment homes, or increase or maintain rents;
  supply and demand for apartment communities in our current and future market areas;
  availability and cost of financing and access to cost-effective capital;
  the inability to refinance existing indebtedness or to refinance existing indebtedness on favorable terms;
  changes in interest rates;
  changes in our debt ratings;
  legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs;
  changes in accounting principles generally accepted in the United States of America, or policies and guidelines applicable to REITs; and
  the factors described under "Risk Factors" beginning on page 2 of the accompanying prospectus and the other factors identified from time to time in our periodic filings with the Securities and Exchange Commission.

You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences.

We caution you that, while forward-looking statements reflect our estimates and beliefs, they are not guarantees of future performance. These forward-looking statements were based on information, plans and estimates as of the respective dates of this prospectus supplement, the accompanying prospectus or the information incorporated by reference. We do not undertake any obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

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OUR COMPANY

Summit Properties Inc. is a real estate investment trust that focuses on the development, construction, acquisition and operation of luxury apartment communities. As of December 19, 2003, we owned 49 completed communities comprised of 14,666 apartment homes with an additional 1,687 apartment homes under construction in five new communities. We also owned a 25% interest in a joint venture comprised of four completed communities with 1,203 apartment homes. We are a fully integrated organization with multifamily development, construction, acquisition and operation expertise.

We operate throughout the Southeast and Mid-Atlantic states and have chosen to focus our current efforts in five core markets consisting of: Atlanta, Georgia; Charlotte, North Carolina; Raleigh, North Carolina; Southeast Florida; and Washington, D.C. While we currently operate in Texas as well, we intend to exit our Texas markets and use the sales proceeds from those communities to increase our presence in the Washington, D.C. and Southeast Florida markets.

We conduct our business principally through Summit Properties Partnership, L.P. Summit Properties Inc. is the sole general partner of Summit Properties Partnership, L.P. and an 89.6% economic owner as of December 19, 2003. Our property management, certain construction and other businesses are conducted through our subsidiaries, Summit Management Company and Summit Apartment Builders, Inc.

Summit Properties Inc. elected to qualify as a REIT for federal income tax purposes, commencing with its taxable year ended December 31, 1994. As long as we qualify for taxation as a REIT, we generally will not be subject to federal income tax on that portion of our ordinary income and capital gains that is currently distributed to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Summit Properties Inc. is a Maryland corporation and a self-managed REIT. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "SMT." Our executive offices are located at 309 East Morehead Street, Suite 200, Charlotte, North Carolina 28202 and our telephone number is (704) 334-3000.

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USE OF PROCEEDS

    The net proceeds from the sale of the 2,000,000 shares of our common stock are expected to be approximately $47,180,000 after deducting our expenses which are expected to be approximately $40,000. We intend to use the net proceeds from this offering for general corporate purposes, including future redemptions of preferred units of Summit Properties Partnership, L.P. and acquisition and development opportunities. Pending such uses, the net proceeds may be used to repay outstanding indebtedness under our secured credit facility.

Our secured credit facility provides funds for the acquisition and development of apartment communities and for general working capital purposes. The credit facility is secured by nine of our communities, and matures on June 30, 2008. Borrowings under the credit facility bear interest at the Reference Bill Index Rate, plus 58 to 91 basis points depending on the level of debt service coverage. The Reference Bill Index Rate is defined as the money market yield for Reference Bills as established by the most recent Reference Bill auction conducted by Freddie Mac prior to the first day of the related interest adjustment period. Interest periods for borrowings under the credit facility are generally for 30, 60 or 90 days. As of December 19, 2003, we had borrowings of $165,000,000 outstanding under our secured credit facility, with a weighted average interest rate of 1.59%.

The description above reflects our current intentions for how we will use the estimated net proceeds from the sale of shares of our common stock in this offering. The uses of these net proceeds among the items listed above and their timing will depend on a number of factors, including changes in our operations or business plan and changes in economic and industry conditions.

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ADDITIONAL PROVISIONS OF MARYLAND LAW

    The following discussion updates certain material provisions of Maryland law that have changed since the date of the accompanying prospectus and supersedes the corresponding discussion in the accompanying prospectus. The summary of Maryland law contained in this prospectus supplement and the accompanying prospectus is based on the provisions of Maryland law existing as of the respective dates of this prospectus supplement and the accompanying prospectus, all of which are subject to change. You can access complete information by referring to the Maryland General Corporation Law.

Maryland Business Combination Statute

Maryland law establishes special requirements with respect to "business combinations" between Maryland corporations and "interested stockholders" unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger and other specified or similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period.

"Interested stockholders" are all persons owning beneficially, directly or indirectly, 10% or more of the outstanding voting stock of the Maryland corporation. "Business combinations" include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates for a period of five years after the date on which the stockholder first became an interested stockholder. Thereafter, the transaction may not be consummated unless recommended by the board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding voting shares and two-thirds of the votes entitled to be cast by all holders of outstanding voting shares other than the interested stockholder. A business combination with an interested stockholder that is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the special voting requirements. An amendment to a Maryland corporation’s charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding voting shares and two-thirds of the votes entitled to be cast by holders of outstanding voting shares who are not interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. Our articles of incorporation exempt from the Maryland business combination statute any business combination with William B. McGuire, Jr., William F. Paulsen, Raymond V. Jones and David F. Tufaro, or current or future affiliates, associates or other persons acting in concert as a group with any of the foregoing persons.

Maryland Control Share Acquisition Statute

Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter by stockholders. "Control shares" are voting shares which, if aggregated with all other shares of stock previously acquired by the acquiring person, would entitle the acquiring

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person to exercise voting power in electing directors within one of the following ranges of voting power:

(1)    one-tenth or more but less than one-third;
(2)    one-third or more but less than a majority; or
(3)    a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained the requisite approval. A "control share acquisition" means the acquisition of control shares, subject to applicable exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider voting rights for the shares, upon satisfaction of relevant conditions, including an undertaking to pay expenses. If no request for a meeting is made, the corporation may itself present the question at any stockholder meeting.

If voting rights for control shares are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute with respect to the control shares, then, subject to applicable conditions and limitations, the corporation may redeem any or all of the control shares for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiring person or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws exempt from the Maryland control share acquisition statute any transactions otherwise subject to the statute by William B. McGuire, Jr., William F. Paulsen, Raymond V. Jones, Keith H. Kuhlman and David F. Tufaro or current or future affiliates, associates or other persons acting in concert or as a group with any of the foregoing persons.

The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer.

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ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes material U.S. federal income tax consequences that may be relevant to the ownership and disposition of the common stock by U.S. and non-U.S. holders, each as defined below, who acquire shares of common stock in this offering. The following discussion does not purport to be a full description of all U.S. federal income tax consequences that may be relevant to the holding or disposition of the common stock. The discussion of the U.S. federal income tax consequences below is based on currently existing provisions of the Internal Revenue Code, the applicable Treasury Regulations promulgated and proposed under the Internal Revenue Code, judicial decisions and administrative interpretations, all of which are subject to change, possibly on a retroactive basis.

This summary does not represent a detailed description of the U.S. federal income tax consequences to holders of the common stock in light of their particular circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons subject to special treatment under the Internal Revenue Code, including, for example, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, former U.S. citizens, "controlled foreign corporations," "passive foreign investment companies" or "foreign personal holding companies" and persons that have a functional currency other than the U.S. dollar or persons in other special situations, such as those who have elected to mark securities to market or those who hold stock as part of a straddle, hedge, conversion transaction or other integrated investment. In addition, this summary does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. The discussion below assumes that the shares of common stock are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisors.

The following discussion incorporates changes in applicable law since the filing of the accompanying prospectus, and you should read the following disclosure in its entirety.

Taxation of Holders Who Are U.S. Persons

    The discussion in this section applies only to holders of the common stock who are U.S. persons. A U.S. person is a person who is for U.S. federal income tax purposes:
  a citizen or resident of the U.S.;
  a corporation, partnership, or other entity created or organized in or under the laws of the U.S. or of any state or under the laws of the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;
  an estate which is required to pay U.S. federal income tax regardless of the source of its income; or
  a trust whose administration is under the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

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Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to this date that elect to continue to be treated as U.S. persons, are also considered U.S. persons.

Dividends and other distributions

    As long as we qualify as a REIT, distributions made to our taxable domestic stockholders, including holders of common stock, out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. However, dividends, other than capital gain dividends, that are (1) attributable to income on which we were subject to tax in the previous taxable year at the corporate level, either because we failed to distribute such income or such income consists of gains from certain assets acquired from C corporations, or (2) attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries, during the current taxable year will be taxable, to the extent designated by us, to individual stockholders at the maximum rate of 15%. When we use the term "distribution" in this paragraph, we mean a distribution by us in respect of our common stock, regardless of whether all or any part of such distribution is made out of our current or accumulated earnings and profits. When we use the term "dividend" in this paragraph, we mean a distribution by us in respect of our common stock to the extent such distribution is made out of our current or accumulated earnings and profits. For purposes of determining whether distributions on the common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, and then allocated to our outstanding common stock. Distributions in excess of current and accumulated earnings and profits generally will not be taxable to you to the extent that they do not exceed the adjusted tax basis of your common stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of your common stock they will generally be included in income as long-term capital gain, or short-term capital gain if the stock has been held for one year or less. In addition, any dividend we declare in the fourth calendar quarter of any year payable to a stockholder of record on a specified date in such quarter shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend during January of the following calendar year.

We may elect to designate distributions of our net capital gain as "capital gain dividends." Capital gain dividends are taxed to stockholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long you have held your stock. Designations made by us only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of stock be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, you will receive an Internal Revenue Service, or IRS, Form 1099-DIV indicating the amount that will be taxable to you as capital gain. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may designate all or part of our net capital gain as "undistributed capital gain." We will be subject to tax at regular corporate rates on any undistributed capital gain.

You:

(1)  will include in your income as long-term capital gains your proportionate share of such undistributed capital gains; and

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(2)  will be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and receive a credit or a refund to the extent that the tax paid by us exceeds your tax liability on the undistributed capital gain.

You will increase the basis in your common stock by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain based on the source of such capital gain as either:

(1)  a 15% rate gain distribution, which would be taxable to non-corporate U.S. holders at a maximum rate of 15%; or

(2)  an "unrecaptured Section 1250 gain" distribution, which would be taxable to non-corporate U.S. holders at a maximum rate of 25%.

We will notify you regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. You may not include in your individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

Sale of common stock

On the sale of your common stock, you will recognize gain or loss in an amount equal to the difference between:
  the amount of cash and fair market value of any property received on such sale; and
  your adjusted basis in the common stock.
The gain or loss will be capital gain or loss if you hold the shares of common stock as capital assets, and will be long-term gain or loss if you have held such stock for more than one year. In general, you will be required to treat any loss upon a sale or exchange of common stock held for six months or less, after applying holding period rules, as a long-term capital loss to the extent that our distributions are required to be treated by you as long-term capital gain.

The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25%, which is generally higher than the long-term capital gain tax rates for noncorporate stockholders, to a portion of capital gain realized by a noncorporate U.S. holder on the sale of REIT stock that would correspond to the REIT’s "unrecaptured Section 1250 gain." You are urged to consult with your own tax advisors with respect to your capital gain tax liability.

Taxation of Tax-Exempt Stockholders

Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account, or IRA, or a Section 401(k) plan, that holds the common stock as an investment will not be subject to tax on dividends paid by us. However, if such tax-exempt investor is treated as having purchased its common stock with borrowed funds, some or all of its dividends from the common stock will be subject to tax. In addition, under some circumstances, pension plans, including Section 401(k) plans but not, for example, IRAs, that own more than 10% by value of our outstanding

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stock, including our common stock, could be subject to tax on a portion of their dividends on the common stock, even if their common stock is held for investment and is not treated as acquired with borrowed funds.

Taxation of Holders Who Are Non-U.S. Persons

The discussion in this section applies to holders of shares of common stock who are not U.S. persons, such as nonresident alien individuals and foreign corporations.

Dividends and other distributions

Distributions by us to you that are neither attributable to gain from sales or exchanges by us of "U.S. real property interests" nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by you of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed your basis in your common stock will generally be taxable to you as gain from the sale of such common stock, which is discussed below. Distributions in excess of our current or accumulated earnings and profits that do not exceed your adjusted basis in your common stock will generally reduce your adjusted basis in your common stock and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

We expect to withhold U.S. income tax at the rate of 30% on any dividend distributions, including distributions that later may be determined to have been in excess of current and accumulated earnings and profits, made to a non-U.S. holder unless:

(1)  a lower treaty rate applies and you file an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2)  you file an IRS Form W-8ECI claiming that the distribution is income effectively connected with your trade or business.

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and you are not liable for tax on the receipt of that distribution. However, you may seek a refund of these amounts from the IRS if your U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to you that we designate at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

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(1)  the investment in the common stock is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. holders with respect to any gain, except that a non-U.S. holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

(2)  you are a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case you will be subject to a 30% tax on your capital gains.

Under the Foreign Investment in Real Property Tax Act, or FIRPTA, distributions to you that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause you to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. You will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation.

We will be required to withhold and remit to the IRS 35% of any distributions to you that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against your U.S. federal income tax liability.

Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of the common stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, you would be able to offset as a credit against your U.S. federal income tax liability resulting therefrom an amount equal to your proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent your proportionate share of this tax paid by us were to exceed your actual U.S. federal income tax liability.

Sale of common stock

Any gain recognized by you upon the sale or exchange of your common stock generally would not be subject to U.S. taxation unless:

(1)  the investment in the common stock is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as domestic stockholders with respect to any gain;

(2)  you are a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a tax home in the U.S., in which case you will be subject to a 30% tax on your net capital gains for the taxable year; or

(3)  the common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

The common stock will not constitute a U.S. real property interest if we are a domestically controlled REIT. We will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by stockholders who are not U.S. persons.

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We believe that, currently, we are a domestically controlled REIT and, therefore, that the sale of the common stock would not be subject to taxation under FIRPTA. We cannot guarantee that we are or will continue to be a domestically controlled REIT.

Even if we do not qualify as a domestically controlled REIT at the time a non-U.S. holder sells its common stock, gain arising from the sale still would not be subject to FIRPTA tax if:

(1)  the class or series of stock sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

(2)  the selling non-U.S. holder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of the common stock were subject to taxation under FIRPTA, you would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Information Reporting and Backup Withholding Tax Applicable to Stockholders

U.S. holders

In general, information reporting requirements will apply to payments of distributions on common stock and payments of the proceeds of the sale of shares of common stock to some stockholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the current rate of 28% if:

(1)  the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)  the IRS notifies the payer that the TIN furnished by the payee is incorrect;

(3)  there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

(4)  there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some stockholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. holders

Generally, information reporting will apply to payments of distributions on the common stock, and backup withholding, currently at a rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

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The payment of the proceeds from the disposition of the common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless you certify as to your non-U.S. status or otherwise establish an exemption, provided that the broker does not have actual knowledge that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by you of common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to your foreign status and has no actual knowledge to the contrary.

Classification of Summit Properties Inc. as a REIT

We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1994, and that our current form of organization and intended method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. We cannot assure you, however, that we have qualified or will continue to qualify as a REIT. Additional information regarding the risks associated with our failure to qualify as a REIT are set forth under the caption "Risk Factors" in the accompanying prospectus.

If we have qualified and continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends paid to stockholders substantially eliminates the federal "double taxation" of earnings that a regular corporation would be required to pay.

Even if we qualify as a REIT, we will be subject to tax in some circumstances. For example, we will be subject to a 100% tax on our net income from "prohibited transactions," which are generally sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. We currently do not expect to owe a material amount of any federal tax. In addition, activities conducted through a taxable REIT subsidiary are subject to tax at regular corporate rates. A taxable REIT subsidiary generally permits a REIT to engage in activities that would produce income not satisfying the REIT gross income tests, described below, or be subject to the 100% tax described above. We currently do not expect to earn a significant amount of our income through taxable REIT subsidiaries. To ensure in part that business activities conducted by us through taxable REIT subsidiaries are subject to the appropriate amount of taxation, we will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements between us and our taxable REIT subsidiaries are not comparable to similar arrangements between unrelated parties. If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year, or (2) the amount by which 90% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability and further multiplied by the maximum corporate tax rate of 35%.

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Requirements for Qualification as a REIT

We elected to be taxable as a REIT for federal income tax purposes for our taxable year ended December 31, 1994. In order to have so qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, sources of income, nature of assets and distributions of income to stockholders.

Organizational requirements

The Internal Revenue Code defines a REIT as a corporation, trust or association that meets the following conditions:

(1)  is managed by one or more trustees or directors;

(2)  the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)  would be taxable as a domestic corporation but for the REIT provisions under Sections 856-859 of the Internal Revenue Code;

(4)  is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5)  the beneficial ownership of which is held by 100 or more persons; and

(6)  during the last half of each taxable year, five or fewer individuals, as defined in the Internal Revenue Code to include specified entities, do not own, directly  or   indirectly, more than 50% in value of the outstanding stock, taking into account the applicable attribution rules.

In addition, other tests, described below, regarding the nature of income and assets of the REIT also must be satisfied. The Internal Revenue Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and particular other tax-exempt entities are treated as individuals, subject to an exception in the case of condition (6) that looks through the fund or entity to actual participants or beneficiary owners of the fund or the entity.

Protection from stock ownership concentration

Our articles of incorporation currently include restrictions regarding transfers of common stock and preferred stock, which restrictions are intended, among other things, to assist us in continuing to satisfy conditions (5) and (6). There can be no assurance, however, that the restrictions in our articles of incorporation will, as a matter of law, preclude us from failing to satisfy these conditions or that a transfer in violation of these restrictions would not cause us to fail these conditions.

Summit Properties Inc.’s status as a partner in Summit Properties Partnership, L.P.

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share, based on its interest in partnership capital, of the assets of

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the partnership and is deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of Summit Properties Partnership, L.P., including Summit Properties Partnership, L.P.’s share of the assets and liabilities and items of income with respect to any partnership in which it holds an interest, and any other entity taxable as a partnership for federal income tax purposes in which we hold an interest are treated as our assets, liabilities and items of income for purposes of applying the requirements described herein.

Income tests

To qualify as a REIT, we must satisfy two gross income tests. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.

Rents received by us will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Accordingly, we may not provide "impermissible services" to tenants, except through an independent contractor from whom we derive no revenue and that meets other requirements or through a taxable REIT subsidiary, without giving rise to "impermissible tenant service income." Impermissible tenant service income is deemed to be at least 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not "taint" the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

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We have not charged, and do not anticipate charging, rent that is based in whole or in part on the income or profits of any person. We have not derived, and do not anticipate deriving, rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

We have provided and will provide services with respect to the multifamily apartment communities. We believe that the services with respect to our communities that have been and will be provided by us are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants; or, if considered impermissible services, income from the provision of such services with respect to a given property has not and will not exceed 1% of all amounts received by us from such property. Therefore, we believe that the provision of such services has not and will not cause rents received with respect to our communities to fail to qualify as rents from real property. We believe that services with respect to our communities that may not be provided by us directly without jeopardizing the qualification of rent as rents from real property have been and will be performed by independent contractors or taxable REIT subsidiaries.

Generally, the management company owned by Summit Properties Partnership, L.P. receives fees in consideration of the performance of property management services with respect to properties owned by third parties. Any such fee income is taxable to the management company. Summit Properties Partnership, L.P. may have received and may continue to receive fees in consideration of the performance of property management services with respect to properties not owned entirely by Summit Properties Partnership, L.P. A portion of such fees corresponding to that portion of a property owned by a third party will not qualify under the 75% or 95% gross income tests.

Summit Properties Partnership, L.P. also has received and may continue to receive other types of income with respect to the properties it owns that will not qualify for the 75% or 95% gross income tests. In addition, interest payments on some of the notes of the management company held by Summit Properties Partnership, L.P. and dividends on Summit Properties Partnership, L.P.’s stock in the management company will not qualify under the 75% gross income test. We believe, however, that the aggregate amount of such fees and other nonqualifying income in any taxable year will not cause us to exceed the limits on nonqualifying income under the REIT gross income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attached a schedule of the sources of our income to our U.S. federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT.

Asset tests

At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets:
  at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities;

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  no more than 25% of our total assets may be represented by securities other than those in the 75% asset class;
  of our assets included in the 25% asset class, the value of any one issuer’s securities, other than securities of a taxable REIT subsidiary, may not exceed 5% of the value of our total assets, and we generally may not own more than 10% by vote or value of any one issuer’s outstanding securities, other than securities of a taxable REIT subsidiary; and
  the value of the securities we own in any taxable REIT subsidiaries may not exceed 20% of the value of our total assets.
The asset tests referred to above generally must be met for any quarter in which we acquire an asset or securities of an issuer. After initially meeting the asset tests at the close of any quarter, we will generally not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition during a quarter, the failure generally can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain and believe that we have maintained adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Annual distribution requirements

    In order to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:
  the sum of (1) 90% of our REIT taxable income, which is computed without regard to the dividends-paid deduction and our capital gain, and (2) 90% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus the sum of particular items of noncash income.
Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before we timely file our federal income tax return for such year and if paid on or before the first regular dividend payment after such declaration.

We believe that we have made and intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, Summit Properties Partnership, L.P.’s partnership agreement authorizes Summit Properties Inc., as general partner, to take such steps as may be necessary to cause Summit Properties Partnership, L.P. to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates, including any applicable alternative minimum tax. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be dividend income, which may be subject to tax at preferential rates, and subject to limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under

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specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limit on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.

Other Tax Consequences

We and our stockholders may be subject to foreign, state or local taxation in various foreign, state or local jurisdictions, including those in which we or they own property, transact business or reside. The foreign, state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of foreign, state and local tax laws on an investment in our common stock.

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PLAN OF DISTRIBUTION

Subject to the terms and conditions of a purchase agreement dated as of December 22, 2003, certain investment advisory clients of RREEF America L.L.C., a Delaware limited liability company, have agreed to purchase, and we have agreed to sell, the number of shares of our common stock set forth on the cover of this prospectus supplement. We will pay expenses of the offering estimated to be approximately $40,000, which includes one-half of the brokerage commissions related to delivery of the shares.

LEGAL MATTERS

The validity of our shares of common stock being offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

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2,000,000 Shares

Common Stock

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Prospectus Supplement
December 22, 2003
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